UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   SEENEY, CHARLES EARL
   2504 MEADOW VIEW RD.
   EDMOND, OK USA 73013
2. Issuer Name and Ticker or Trading Symbol
   ZYMETX, INC. ZMTX
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   09/30/99
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner ( ) Officer (give title below)
   (x) Other (specify below)
   FORMER VP FOR OPERATIONS
7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK, par value    |9/9/99|S   | |3426              |D  |2.0625     |0                  |D     |                           |
$.001                      |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock       |1.00    | [1] |    | |           |   |1/3/9|11/28|COMMON      |5000 [3| [4]   |5000        |D  |            |
Options 1-97          |        |     |    | |           |   |8 [2]|/99  |STOCK, par  |]      |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $.001 |       |       |            |   |            |
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Incentive Stock       |2.00    | [5] |    | |           |   |6/5/9|11/28|COMMON      |5000 [7| [8]   |5000        |D  |            |
Options 6-97          |        |     |    | |           |   |8 [6]|/99  |STOCK, par  |]      |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $.001 |       |       |            |   |            |
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Incentive Stock       |4.94    | [9] |    | |           |   |8/18/|11/28|COMMON      |1866 [1| [12]  |1866        |D  |            |
Options 8-98          |        |     |    | |           |   |98 [1|/99  |STOCK, par  |1]     |       |            |   |            |
                      |        |     |    | |           |   |0]   |     |value $.001 |       |       |            |   |            |
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
Explanation of Responses:
1, 5, 9. No transactions for the period of this report.
2. Vests at a rate of 25% on each of January 3, 1998, January 3, 1999, January 3, 2000, and January 3, 2001.
3, 7. Due to termination of employee on 9/1/99, 5000 unvested stock options were canceled. The remaining vested 5000 options will expire 11/28/99.
4, 8, 12. Issued under the ZymeTx, Inc. Stock Option Plan in consideration of Mr. Seeney's service as a key employee of the Issuer.
6. Vests at a rate of 25% per year on June 5, 1998, June 5, 1999, June 5, 2000, and June 5, 2001.
10. Vests at a rate of 25% per year on August 18, 1999, August 18, 2000, August 18, 2001, and August 18, 2002.
11. Due to termination of employee on 9/1/99, 5599 unvested stock options were canceled. The remaining vested 1866 options will expire 11/28/99.

/s/ Charles E. Seeney
SIGNATURE OF REPORTING PERSON
/Signature/
Charles E. Seeney
DATE
10/8/99